LearnDay

Learn *Today*. Get Certified.

LearnDay

The professional *Online* education and certification platform for regulated and emerging industries

A highly-experienced team aiming to capture the $320bn e-learning market

We're working to disrupt higher education with *Online* education and certification products for regulated and emerging industries

Current trends point to an opportunity:

Student Debt/Cost

The cost of higher education has skyrocketed over the past 10 years with little to no innovation, leaving students with mountains of debt

Costs reduced with online education, testing and certification


Student loans make up the largest chunk of U.S. non-housing debt.
$4.0T
$3.0T
$2.0T
$1.0T
$0.0T
Other
Student Loan
Credit Card
Auto Loan
$0.4T
$1.4T
$0.8T
$1.2T
Q1 '12
Q1 '13
Q1 '14
Q1 '15
Q1 '16
Q1 '17
Q1 '18
Source: FRBNY Consumer Credit Panel / Equifax
TheFinanceTwins.com


Percentage increase in consumer prices since the first quarter of 1978
1500 %
1200
900
600
300
0
Tuition & Fees: 1,225%
Medical care: 634%
Shelter: 370%
CPI: 279%
Food: 257%
1978 '80
'85
'90
'95
'00
'05
'10
Source: Bureau of Labor Statistics
Bloomberg Visual Data

Skills Gap

Traditional 4-year degrees do not meet the ever-changing needs for today's workforce where continuous learning is required

Competency-based education and unbundled degree modules aligned with industry needs



The competency gap between...
University
&
Industry
Apparent Gap
Educates for *technical skills*
VS.
Hires for *traits*
Uses *academic aptitude tests*
VS.
Uses *behaviour-based competence tests*
Uses *expert panels* approach to determine desired attributes (broad)
VS.
Uses *critical incident methods* to determine competency profile (detailed)
Tries to achieve a *difference* in students' competence (learning)
VS.
Requires an affirmation of a *sum* of competence (degree)
Historical dimension
Scientifically *rigorous knowledge*
VS.
Practical *job skills*

Mobility

Limitations in mobility, inbound and outbound for students and staff is a major limitation today, accelerated by natural disasters which is becoming the norm

The shift from physical to distance learning are accelerated by COVID-19

Open enrolments accessible to anyone, online



36.2°C
39.2°C
36.3°C
36.9°C

Unrecognized

Most online education platforms are unregulated and unrecognized by industry

Build brand and accreditations through partnerships with educational institutions, regulators, and corporates


FAKE
FACT

A new category will emerge:

Certified and regulated *Online* education platforms

(with natural moats and winner-takes-all dynamics)

LearnDay

We are building
The certified and regulated
online education platform
to educate the world

Regulated

Regulated Training Products lead directly to fulfilling regulatory requirements to work in certain industries like finance and healthcare

Regulated Products (current & in pipeline)

- General Insurance Licensing & Continuing Education
- Life Insurance Licensing & Continuing Education
- Financial Planning License & Continuing Education
- Fitness Licensing & Continuing Education

Certified

Certification Products, delivered in partnership with recognized institutions with industry-recognized certifications

Certification Products (current & in pipeline)

- Blockchain Certification
- Corporate Social Responsibility Certification
- Sustainable Energy Technologies Certification
- Fintech Certification

Business Model

Regulated Industries

- **Step 1**) Pre-licensing Courses: students get their regulatory certification/license (Transactional Revenue)
- **Step 2**) Continuing Education: students must maintain their licensing with a certain number of CE credits each year (Recurring Revenue)
- **Step 3**) Licensing Upgrade Courses: students upgrade their certification/license (Transactional Revenue)

Industry/Skills Certifications

- ***Revenue Stream #1***: licensing course materials to universities and other recognized post-secondary institutions (Recurring Revenue)
- ***Revenue Stream #2***:
  - **Step 1**) Certification Courses (Transactional Revenue)
  - **Step 2**) Exam Fee (Transactional Revenue)
  - **Step 3**) Industry Association Membership Dues (Recurring Revenue)

Traction (Where We Are)

Currently offering, through our wholly owned subsidiary, PNC Learning, accredited continuing education and pre-licensing courses for the highly regulated Canadian insurance industry

- US$285,000 (12 months ending Aug 2020)
- 7000+ **new accounts**
- 11,0000+ **enrollments**
- **90+ verified Google Reviews - 4.9 stars**

Where We're Going

- Expansion into the US (starting with insurance) in Q3 2021
- Expansion into other Financial Services sectors in Canada
  - Q2 2021: Life Insurance - accredited continuing education & pre-licensing courses
  - Q2 2021: Financial Planning - accredited continuing education & pre-licensing courses
  - Q3 2021: Basic Securities Training - accredited pre-licensing courses
- Expansion into Healthcare
  - Q2 2021: Fitness Certifications
  - Q3 2021: Continuing Education Course for Pharmacists
- Expansion into Emerging Technologies in Q1 2021
  - Blockchain
  - Corporate Social Responsibility
  - Project Management
- **Explosive growth**

  We hope to grow 400%+ in 2021/22 with the expansion to the USA

  These are forward looking projections and are not guaranteed

Competitive Advantage & Differentiators

- **Differentiators:**
  - Mandatory education/training for regulated industries
  - Curriculum development and partnerships with established educational institutions
  - Proprietary courses/certification recognized by major employers

- **Competitive Advantage:**
  - We own the IP for course materials creating a library of accredited/recognized courses
  - Accreditation and regulatory approvals for training material
  - Industry recognition of our proprietary courses/certifications
  - Partnerships with existing higher ed institutions (high exclusivity)

"WOW! The Canadian Accredited Insurance Broker (CAIB) course 4 was so easy to follow and understand. Jacques explained the concepts in a way that I could understand and retain! I found my mind wandering and even dozing off while studying other methods/materials, but Jacques method helped me to understand what I was learning, which kept me interested! The acronyms he gives to help remember key points really helped me in my long answer questions on the exam. I was able to remember and use those acronyms, and feel CONFIDENT in my answers! " - Olivia S (HUB International), British Columbia

Meet the *Team*



Jacques Wong

Chief Executive Officer

Founder and CEO of PNC Learning, one of Canada's leading independent providers of pre-licensing and accredited continuing education courses for insurance professionals. https://courses.pnclearning.com With programs currently in use by thousands of students and at some of the largest insurance brokerages across Canada, Jacques has deep experience in successfully launching and marketing new e-Learning programs for the fitness industry, financial services, and other regulated industries. With a technical background, his expertise in e-Learning includes content creation, sales & marketing, and everything required to bring a new e-Learning program to market from the ground up.



Chris Greyling

Chairman

Being a serial entrepreneur and visionary, Chris founded a number of diverse companies solving problems in challenging markets which included financial, E-Commerce, telecommunications and software solutions. Successful exits of two companies, both to JSE (Johannesburg Stock Exchange) listed companies in 1995 and 2005. After he left South Africa and settled in the UK, he used his leadership and skills to assist companies to achieve hyper growth in the UK market utilizing the four-dimensional (4D) market and sales technique, for which he owns the copyright to.

Chris is Co-founder and CEO of Bloxsar Tech Ventures, Inc., https://www.bloxsar.com/ which is the majority shareholder in blocksEDU.



Wayne van Damme
Chief Learning Officer

As an executive with over forty years of progressive experience in information management and systems, Wayne has obtained knowledge and understanding of a wide range of business issues for large and complex organizations in both the private and public sector. Wayne has proven skills in leadership along with strategic and operational planning, customer service, timely delivery of large complex projects, team building and staff development. He retired in 2007 but came out of retirement in 2014 to create courses for the Project Management Certificate program at Okanagan College where he stills teaches. It was during this time that Wayne first conceived the idea of Education-as-a-Service (EaaS). Wayne is committed to providing real world education solutions for such problems in a manner that provide long-term sustainability and global value. Wayne is Co-founder/CEO of blocksEDU Learning Corp. https://www.blocksedu.com.



Disclaimer

Information set forth in this presentation contains forward-looking statements that are based on assumptions as of the date of this presentation. These statements reflect management's current estimates, beliefs, intentions and expectations. They are not guarantees of future performance. LearnDay, Inc. cautions that all forward-looking statements are inherently uncertain and that actual results may be affected by a number of material factors, many of which are beyond LearnDay, Inc.'s control.

Contact Us:

Chris Greyling

info@learnday.education

Offices:

New York –
USA

Vancouver –
Canada